CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080 PRC
+86 10 82525301

January 27, 2009

By EDGAR Transmission

Dieter King, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	China Advanced Construction Materials Group, Inc.
Registration Statement on Form S-1
File No. 333-152918

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China Advanced Construction Materials Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 and declare such Registration Statement effective at 3:00 p.m. (Eastern Time) on Wednesday, January 28, 2009, or as soon thereafter as practicable.

We acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of the Securities Act.  Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

If you have any questions or would like to discuss this request, please feel free to contact Brian J. Buck of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8347.

Very truly yours,

CHINA ADVANCED CONSTRUCTION
MATERIALS GROUP, INC.

By: /s/ Xianfu Han
  Xianfu Han
  Chief Executive Officer